Exhibit 4.3

Execution Version

OMNIBUS AGREEMENT

This Omnibus Agreement (this “Agreement”) is entered into on, and effective as of August 6, 2014 (the “Closing Date”), among VTTI B.V., a company incorporated in the Netherlands (“VTTI”), VTTI Energy Partners LP, a Marshall Islands limited partnership (the “Partnership”), VTTI Energy Partners GP LLC, a Marshall Islands limited liability company and the general partner (the “General Partner”) of the Partnership, VTTI MLP Partners B.V., a company incorporated in the Netherlands (the “Selling Unitholder”), VTTI MLP Holdings Ltd, a company incorporated in the United Kingdom (“VTTI Holdings”), VTTI MLP B.V., a company incorporated in the Netherlands (“VTTI Operating”), and, solely for the purposes of Article V, Vitol Holding B.V., a company incorporated in the Netherlands (“Vitol”), and MISC Berhad, a company incorporated in Malaysia (“MISC”). VTTI, the Partnership, the General Partner, the Selling Unitholder, VTTI Holdings, VTTI Operating, Vitol and MISC may be referred to collectively as the “Parties” or individually as a “Party”. Capitalized terms used herein are defined in Article I.

RECITALS

1. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article II, with respect to certain indemnification obligations of the Parties to each other.

2. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article III, with respect to the granting of certain licenses between the Parties.

3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article IV, with respect to the Partnership Group’s right of first offer with respect to the Sale Assets.

4. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article V, with respect to VTTI’s guarantee of the rates of certain capacity currently contracted by Vitol and its Affiliates other than the Partnership Group (collectively, the “Vitol Entities”) under certain terminaling services agreements.

5. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Article VI, with respect to the transfer to VTTI of certain development assets held by ATT Tanjung Bin Sdn Bhd (“ATB”), a company incorporated and existing under the laws of Malaysia and a Group Member.

In consideration of the premises and the covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” is defined in the Partnership Agreement.

“Agreement” is defined in the preamble.

“Assets” means all pipelines, storage tanks, trucks, truck racks, terminal facilities, barge docks, pump stations, metering stations, vehicles, related equipment, offices, real estate, contracts and other assets, or portions thereof, owned, leased or otherwise held by any entity, any equity interests of which were, directly or indirectly, conveyed, contributed or otherwise transferred or intended to be conveyed, contributed or otherwise transferred pursuant to the Contribution Agreement to any Group Member, or owned by, leased by or necessary for the operation of the business, properties or assets of any Group Member as of the Closing Date.

“ATB” is defined in the recitals.

“ATB Phase 2” means the proposed expansion of ATB’s existing storage terminal in Johore, Malaysia to add approximately 250,000 cubic meters of additional storage capacity, a sixth berth at the jetty of the storage terminal and the acquisition, construction or development of related infrastructure and equipment.

“Closing Date” is defined in the preamble.

“Common Units” is defined in the Partnership Agreement.

“Confidential Information” means any proprietary or confidential information that is competitively sensitive material or otherwise of value to a Party or its Affiliates and not generally known to the public, including trade secrets, scientific or technical information, design, invention, process, procedure, formula, improvements, product planning information, marketing strategies, financial information, information regarding operations, consumer and/or customer relationships, consumer and/or customer identities and profiles, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of a Party or its Affiliates and the consumers, customers, clients and suppliers of any of the foregoing. Confidential Information includes such information as may be contained in or embodied by documents, substances, engineering and laboratory notebooks, reports, data, specifications, computer source code and object code, flow charts, databases, drawings, pilot plants or demonstration or operating facilities, diagrams, specifications, bills of material, equipment, prototypes and models, and any other tangible manifestation (including data in computer or other digital format) of the foregoing; provided, however, that Confidential Information does not include information that a receiving Party can show (A) has been published or has otherwise become available to the general public as part of the public domain without breach of this Agreement, (B) has been furnished or made known to the receiving Party without any obligation to keep it confidential by a third party under circumstances which are not known to the receiving Party to involve a breach of the third party’s obligations to a Party or (C) was developed independently of information furnished or made available to the receiving Party as contemplated under this Agreement.

“Conflicts Committee” is defined in the Partnership Agreement.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among VTTI, the General Partner, the Partnership, VTTI Operating, VTTI Holdings and the Selling Unitholder, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Environmental Deductibles” is defined in Section 2.5(b).

“Environmental Laws” means all international, federal, state, foreign and local laws, statutes, rules, regulations, treaties, conventions, orders, judgments and ordinances having the force and effect of law and relating to protection of natural resources, health and safety and the environment, each in effect and as amended through the Closing Date.

“Environmental Losses” means any Loss suffered or incurred by reason of or arising out of (i) any violation of Environmental Laws; or (ii) any environmental event, condition or matter (including the presence of Hazardous Substances on, under, about or migrating to or from the Assets or the disposal or the release of Hazardous Substances generated by operation of the Assets at non-Asset locations) including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities, or other corrective action required or necessary under Environmental Laws and (B) the cost and expense of the preparation and implementation of any closure, remedial, corrective action, or other plans required or necessary under Environmental Laws.

“General Partner” is defined in the preamble.

“Governmental Authority” means any federal, state, tribal, foreign or local governmental entity, authority, department, court or agency, including any political subdivision thereof, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, and including any arbitrating body, commission or quasi-governmental authority or self-regulating organization of competent authority exercising or enlisted to exercise similar power or authority.

“Group Member” means a member of the Partnership Group.

“Guarantee Period” means the respective periods associated with each Vitol Terminaling Services Agreement listed in Schedule A beginning on June 30, 2014 and ending on the Guarantee Period Expiration Date as set forth in Schedule A.

“Guarantee Period Expiration Date” means the respective expiration dates for each Guarantee Period associated with the Vitol Terminaling Services Agreements listed in Schedule A.

“Hazardous Substance” means (a) any substance, whether solid, liquid, gaseous, semi-solid, or any combination thereof, that is designated, defined or classified as a hazardous waste, solid waste, hazardous material, pollutant, contaminant or toxic or hazardous substance, or terms of similar meaning, or that is otherwise regulated under any Environmental Law and (b) petroleum, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel and other refined petroleum hydrocarbons.

“Indemnified Party” means either a Group Member or VTTI, as the case may be, each in its capacity as the party entitled to indemnification in accordance with Article II.

“Indemnifying Party” means either a Group Member or VTTI, as the case may be, each in its capacity as the party from whom indemnification may be sought in accordance with Article II.

“Known Environmental Losses” is defined in Section 2.1(a).

“Known Environmental Losses Deductible” is defined in Section 2.5(a).

“License” is defined in Section 3.1.

“Limited Partner” is defined in the Partnership Agreement.

“Losses” means any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including court costs and reasonable attorney’s and expert’s fees) of any and every kind or character, known or unknown, fixed or contingent.

“Marks” is defined in Section 3.1.

“Mediation Notice” is defined in Section 7.2(b).

“MISC” is defined in the preamble.

“Partnership” is defined in the preamble.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of VTTI Energy Partners LP, dated as of the Closing Date.

“Partnership Change of Control” means the Selling Unitholder and its Affiliates cease to control, directly or indirectly, the general partner of the Partnership. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the general partner of the Partnership, whether through ownership of voting securities, by contract, or otherwise.

“Partnership Group” means the Partnership and its Subsidiaries, including VTTI Holdings, VTTI Operating and its Subsidiaries, treated as a single consolidated entity.

“Party” and “Parties” are defined in the preamble.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Proposed Transaction” is defined in Section 4.2(a).

“Remediation Date” means the respective dates of formal closure of the remediation projects described in Schedule B.

“Representative” is defined in Section 7.1(a).

“Retained Assets” means all pipelines, storage tanks, vehicles, truck racks, terminal facilities, offices and related equipment, real estate, contracts and other related assets, or portions thereof owned by VTTI that were not owned, leased or otherwise held by any entity, any equity interests of which were, directly or indirectly, conveyed, contributed or otherwise transferred to any Group Member pursuant to the Contribution Agreement or the other documents referenced in the Contribution Agreement.

“ROFO Asset” is defined in Section 4.2(a).

“ROFO Notice” is defined in Section 4.2(a).

“ROFO Period” is defined in Section 4.1(c).

“ROFO Response” is defined in Section 4.2(b).

“ROFO Review Period” is defined in Section 4.2(b).

“Sale Assets” means any right, title or interests in the VTTI Entities’ existing assets and any terminaling and other energy infrastructure assets that any of them may acquire or construct in the future, which assets shall include the terminal facilities, pipelines, storage tanks, equipment, machinery, docks and the real property appurtenant thereto.

“Selling Unitholder” is defined in the preamble.

“Subject Assets” is defined in Section 6.1.

“Subordinated Units” is defined in the Partnership Agreement.

“Subsidiary” is defined in the Partnership Agreement.

“Transfer” including the correlative terms “Transferred” or “Transferring” means any direct or indirect transfer, assignment, sale, gift, pledge, hypothecation or other encumbrance, or any other disposition (whether voluntary, involuntary or by operation of law) of any assets, property or rights, but excludes, for the purposes of Article IV, any pledge, hypothecation or granting of a lien for security purposes by a VTTI Entity.

“Unknown Environmental Losses” means Environmental Losses other than the Known Environmental Losses.

“Unknown Environmental Losses Deductible” is defined in Section 2.5(b).

“Vitol” is defined in the preamble.

“Vitol Entities” is defined in the recitals.

“Vitol Terminaling Services Agreements” means the respective terminaling services agreements listed on Schedule A.

“VTTI” is defined in the preamble.

“VTTI Entities” means VTTI and each of its Affiliates, other than a Group Member.

“VTTI Guarantee Amount” is defined in Section 5.1.

“VTTI Holdings” is defined in the preamble.

“VTTI Operating” is defined in the preamble.

“VTTI Operating Articles of Association” means the Articles of Association of VTTI Operating, as amended from time to time.

1.2 Rules of Construction. Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(b) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(c) A reference to any Party to this Agreement or another agreement or document includes the Party’s successors and assigns.

(d) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, subsection and schedule references are to this Agreement unless otherwise specified.

(e) The words “including,” “include,” “includes” and all variations thereof shall mean “including without limitation.”

(f) The word “or” shall have the inclusive meaning represented by the phrase “and/or.”

(g) The words “shall” and “will” have equal force and effect.

(h) The schedules identified in this Agreement are incorporated herein by reference and made a part of this Agreement.

(i) References to “$” or to “dollars” shall mean the lawful currency of the United States of America.

ARTICLE II

INDEMNIFICATION

2.1 VTTI Environmental Indemnification Obligations.

(a) Subject to Section 2.5, VTTI shall indemnify, defend and hold harmless each Group Member from and against the Environmental Losses described on Schedule B (the “Known Environmental Losses”), but only to the extent that the event, action, omission, violation, exposure or release giving rise to such Environmental Losses occurred or existed on or before the Closing Date, whether discovered before or after the Closing Date, even if such Environmental Losses do not accrue until after the Closing Date. Any claim for indemnification in respect of this Section 2.1(a) must be made before the fifth anniversary of the applicable Remediation Date.

(b) Subject to Section 2.1(c) and Section 2.5, VTTI shall indemnify, defend and hold harmless each Group Member from and against (i) any Unknown Environmental Losses arising from the ownership or operation of the Assets but only to the extent that the event, action, omission, violation, exposure or release giving rise to such Environmental Losses occurred or existed on or before the Closing Date, whether discovered before or after the Closing Date, even if such Environmental Losses do not accrue until after the Closing Date, and (ii) any Environmental Losses associated with or arising from the Retained Assets, whether occurring before, on or after the Closing Date.

(c) Except for obligations with respect to claims made in accordance with Section 2.4 prior to the fifth anniversary of the Closing Date (which obligations shall not terminate), all indemnification obligations pursuant to Section 2.1(b)(i) shall terminate on the fifth anniversary of the Closing Date.

2.2 Partnership Indemnification Obligations.

(a) The Partnership shall indemnify, defend and hold harmless VTTI from and against any Environmental Losses suffered or incurred by any of the VTTI Entities, directly or indirectly, arising from the ownership or operation of the Assets after the Closing Date, except to the extent that the Partnership Group is indemnified with respect to any such Environmental Losses pursuant to Section 2.1 above (without giving effect to the Environmental Deductibles).

(b) The Partnership shall indemnify, defend and hold harmless VTTI from and against any Losses suffered or incurred by any of the VTTI Entities by reason of or arising out of local events, occurrences and conditions arising from the ownership of the Assets after the Closing Date.

2.3 Additional Indemnification. In addition to and not in limitation of the indemnification provided under Section 2.1 and Section 2.2, VTTI shall indemnify, defend and hold harmless each Group Member from and against any Losses suffered or incurred by such Group Member by reason of or arising out of:

(a) failure to convey good and indefeasible title to the Assets to one or more members of the Partnership Group, and such failure renders the Partnership Group unable to use or operate the Assets in substantially the same manner as they were operated by the VTTI Entities immediately prior to the Closing Date with respect to such Assets;

(b) local events, occurrences and conditions arising from the ownership of the Retained Assets, whether occurring before, on or after the Closing Date;

(c) all federal, state, foreign and local tax liabilities attributable to the ownership or operation of the Assets on or prior to the Closing Date, including under Treasury Regulation Section 1.1502-6, as it may be amended (or any similar provision of state, foreign or local law), and any such tax liabilities that may result from the consummation of the formation transactions for the Partnership Group and the General Partner occurring prior to the Closing Date or from the consummation of the transactions contemplated by the Contribution Agreement;

(d) the failure of any Group Member to have on the Closing Date or as soon as reasonably practicable thereafter any consent, license, permit or approval necessary to allow such Group Member to own or operate the Assets in substantially the same manner that the Assets were owned or operated immediately prior to the Closing Date; and

(e) the ownership, development, construction, operation or transfer of the Subject Assets as contemplated by Article VI.

2.4 Indemnification Procedures.

(a) The Indemnified Party agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification under this Article II, it will provide notice thereof in writing to the Indemnifying Party, specifying the nature of and specific basis for such claim.

(b) The Indemnifying Party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the Indemnified Party that are covered by the indemnification under this Article II, including the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such claim or any matter or any issues relating thereto; provided, however, that no such settlement for only the payment of money shall be entered into without the consent of the Indemnified Party unless it includes a full release of the Indemnified Party from such claim; provided further, that no such settlement containing any form of injunctive or similar relief shall be entered into without the prior written consent of the Indemnified Party, which consent shall not be unreasonably delayed or withheld.

(c) The Indemnified Party agrees to cooperate in good faith and in a commercially reasonable manner with the Indemnifying Party, with respect to all aspects of the defense of and pursuit of any counterclaims with respect to any claims covered by the indemnification under this Article II, including the prompt furnishing to the Indemnifying Party of any correspondence or other notice relating thereto that the Indemnified Party may receive, permitting the name of the Indemnified Party to be utilized in connection with such defense and counterclaims, the making available to the Indemnifying Party of any files, records or other information of the Indemnified Party that the Indemnifying Party considers relevant to such defense and counterclaims, the making available to the Indemnifying Party of any employees of the Indemnified Party and the granting to the Indemnifying Party of reasonable access rights to the properties and facilities of the Indemnified Party; provided, however, that in connection therewith the Indemnifying Party agrees to use reasonable efforts to minimize the impact thereof on the operations of the Indemnified Party and further agrees to maintain the confidentiality of all files, records and other information furnished by the Indemnified Party pursuant to this Section 2.4. The obligation of the Indemnified Party to cooperate with the Indemnifying Party as set forth in the immediately preceding sentence shall not be construed as imposing upon the Indemnified Party an obligation to hire and pay for counsel in connection with the defense of and pursuit of any counterclaims with respect to any claims covered by the indemnification set forth in this Article II; provided, however, that the Indemnified Party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense and counterclaims. The Indemnifying Party agrees to keep any such counsel hired by the Indemnified Party informed as to the status of any such defense or counterclaim, but the Indemnifying Party shall have the right to retain sole control over such defense and counterclaims so long as the Indemnified Party is still seeking indemnification hereunder.

(d) In determining the amount of any loss, cost, damage or expense for which the Indemnified Party is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the Indemnified Party, and such correlative insurance benefit shall be net of any incremental insurance premium that becomes due and payable by the Indemnified Party as a result of such claim and (ii) all amounts recovered by the Indemnified Party under contractual indemnities from third Persons.

2.5 Limitations Regarding Indemnification.

(a) With respect to Known Environmental Losses under Section 2.1(a), VTTI shall not be obligated to indemnify, defend and hold harmless any Group Member until such time as the total aggregate amount of Losses incurred by the Partnership Group for such Known Environmental Losses exceeds $29.8 million (the “Known Environmental Losses Deductible”), at which time VTTI shall be obligated to indemnify the Partnership Group for the excess of such Known Environmental Losses over the Known Environmental Losses Deductible.

(b) With respect to Unknown Environmental Losses under Section 2.1(b)(i), VTTI shall not be obligated to indemnify, defend and hold harmless any Group Member until such time as the total aggregate amount of Losses incurred by the Partnership Group for such Unknown Environmental Losses exceeds $500,000 (the “Unknown Environmental Losses Deductible” and, together with the Known Environmental Losses Deductible, the “Environmental Deductibles”), at which time VTTI shall be obligated to indemnify the Partnership Group for the excess of such Unknown Environmental Losses over the Unknown Environmental Losses Deductible. The aggregate liability of VTTI under Section 2.1(b)(i) above for all Unknown Environmental Losses shall not exceed $10,000,000.

(c) For the avoidance of doubt, there is no deductible with respect to the indemnification owed by any Indemnifying Party under any portion of this Article II other than that described in Section 2.5(a) and Section 2.5(b) and no monetary cap on the amount of indemnity coverage provided by any Indemnifying Party under this Article II other than that described in Section 2.5(a) and Section 2.5(b).

(d) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IN NO EVENT SHALL ANY PARTY’S INDEMNIFICATION OBLIGATION HEREUNDER COVER OR INCLUDE CONSEQUENTIAL, INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECIAL OR SIMILAR DAMAGES OR LOST PROFITS (INCLUDING ANY DIMINUTION IN VALUE OF ANY PARTY’S RESPECTIVE INVESTMENT IN THE PARTNERSHIP) SUFFERED, DIRECTLY OR INDIRECTLY, BY ANY OTHER PARTY ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT, EXCEPT AS A REIMBURSEMENT FOR ANY SUCH DAMAGES AS ARE PAID TO A GOVERNMENTAL ENTITY OR OTHER THIRD PARTY.

ARTICLE III

LICENSES OF MARKS

3.1 Grant of License of Marks. Upon the terms and conditions set forth in this Article III, VTTI hereby grants and conveys to the Partnership and each of the entities currently or hereafter comprising a part of the Partnership Group a nontransferable, nonexclusive, royalty-free right and license (the “License”) to use the name “VTTI” and any other service marks, trademarks and tradenames owned by VTTI (collectively, the “Marks”).

3.2 Ownership and Quality of Marks. The Partnership, on behalf of itself and the other Group Members, agrees that ownership of the Marks and the goodwill relating thereto shall remain vested in VTTI during the term of the License and thereafter. The Partnership agrees, and agrees to cause the other Group Members, never to challenge, contest or question the validity of VTTI’s ownership of the Marks or any registration thereof by VTTI. In connection with the use of the Marks, the Partnership and any other Group Member shall not in any manner represent that they have any ownership in the Marks or registration thereof. The Partnership, on behalf of itself and the other Group Members, acknowledges that the use of the Marks shall not create any right, title or interest in or to the Marks, and all use of the Marks by the Partnership or any other Group Member shall inure to the benefit of VTTI. The Partnership agrees, and agrees to cause the other Group Members, to use the Marks in accordance with such quality standards established by VTTI and communicated to the Partnership Group from time to time, it being understood that the products and services offered by the Group Members as of the Closing Date are of a quality that is acceptable to VTTI.

3.3 Termination. The License shall terminate upon the termination of this Agreement pursuant to Section 7.5.

ARTICLE IV

RIGHT OF FIRST OFFER

4.1 Right of First Offer to Purchase Certain Assets.

(a) VTTI hereby grants to the Partnership a right of first offer on any proposed Transfer of any Sale Asset (other than Sale Assets Transferred to an Affiliate of VTTI who agrees in writing that such Sale Asset remains subject to the provisions of this Article IV and assumes the obligations under this Article IV with respect to such Sale Asset).

(b) The Parties acknowledge that any Transfer of Sale Assets pursuant to the Partnership’s right of first offer is subject to the terms of all existing agreements with respect to the Sale Assets and shall be subject to and conditioned on the obtaining of any and all necessary consents of security holders, Governmental Authorities, lenders or other third parties.

(c) This right of first offer given pursuant to Section 4.1(a) is granted for a period (the “ROFO Period”) beginning at the Closing Date and ending on the occurrence of a Partnership Change of Control.

4.2 Procedures for Right of First Offer.

(a) If a VTTI Entity proposes to Transfer any Sale Asset during the ROFO Period (other than to an Affiliate as described in Section 4.1(a)) (any such Sale Asset, a “ROFO Asset”, and any such transaction, a “Proposed Transaction”), VTTI shall or shall cause such VTTI Entity to, prior to entering into any such Proposed Transaction, first give notice in writing to the Partnership (the “ROFO Notice”) of its intention to enter into such Proposed Transaction. The ROFO Notice shall include any material terms, conditions and other details as would be reasonably necessary for the Partnership to make a responsive offer to enter into the Proposed Transaction with the applicable VTTI Entity, which terms, conditions and details shall include any material terms, conditions or other details that such VTTI Entity would propose to provide to non-Affiliates in connection with the Proposed Transaction.

(b) The Partnership shall have 30 days following receipt of the ROFO Notice (the “ROFO Review Period”) to propose an offer to enter into the Proposed Transaction with such VTTI Entity (the “ROFO Response”). The ROFO Response shall set forth the terms and conditions (including the purchase price the Partnership proposes to pay for the ROFO Asset and the other terms of the purchase) pursuant to which the Partnership would be willing to enter into a binding agreement for the Proposed Transaction.

(i) If the Partnership submits a ROFO Response within the ROFO Review Period, the Partnership and VTTI shall negotiate, in good faith, the terms of the purchase and sale of the ROFO Asset for 30 days following the receipt of the ROFO Response by the VTTI Entity. If VTTI and the Partnership are unable to agree on such terms during such 30-day period, the VTTI Entity may Transfer the ROFO Asset to any third party during a 180-day period following the expiration of such 30-day period on terms and conditions determined in the sole discretion of VTTI.

(ii) If the Partnership fails to submit a ROFO Response within the ROFO Review Period, then the Partnership shall be deemed to have waived its right of first offer with respect to such ROFO Asset, and, for a 180-day period after the expiration of the ROFO Review Period, the applicable VTTI Entity shall be free to Transfer the ROFO Asset to any third party on terms and conditions determined in the sole discretion of VTTI.

(iii) If the closing of the Transfer of the ROFO Asset does not occur within either of the 180-day periods set forth in clauses (i) and (ii) above, then the ROFO Asset in question shall once again become subject to the restrictions of this Section 4.2, and the VTTI Entity shall no longer be permitted to Transfer such ROFO Asset without again fully complying with the provisions of this Section 4.2.

(c) If the Partnership and a VTTI Entity agree to Transfer a ROFO Asset pursuant to the provisions of this Section 4.2, the Selling Unitholder and VTTI Holdings hereby agree to grant their approval as required under any applicable share transfer restrictions in the VTTI Operating Articles of Association.

ARTICLE V

GUARANTEES BY VTTI

5.1 Guarantees by VTTI. If, during the Guarantee Period, (a) a member of the Vitol Entities does not renew an expiring Vitol Terminaling Services Agreement and (b) Vitol or another party does not enter into a new agreement in substitution for such expiring Vitol Terminaling Services Agreement, in each case providing for aggregate monthly payments to Group Members during the Guarantee Period equal to or greater than the aggregate monthly payments to Group Members during the Guarantee Period under the expiring Vitol Terminaling Services Agreements as such agreements existed on the Closing Date, then VTTI hereby agrees to pay to VTTI Operating, on a monthly basis during the Guarantee Period, an amount (the “VTTI Guarantee Amount”) equal to (x) the aggregate monthly amount that Vitol would have been obligated to pay to all Group Members under all Vitol Terminaling Services Agreements, assuming each such agreement remained in full force and effect during the Guarantee Period as such agreements existed on the Closing Date, less (y) the aggregate monthly amount that the Group Members receive during such monthly period with respect to the use of the capacity under the Vitol Terminaling Services Agreements, whether by Vitol or a third party. Such payments by VTTI, if any, shall be made on the same terms and subject to the same conditions as are contained in the expired Vitol Terminaling Services Agreement.

5.2 Guarantees by Vitol and MISC. If VTTI fails to make the payments contemplated by Section 5.1 within 15 days after the end of each calendar month, then Vitol and MISC, jointly and severally, agree to pay the VTTI Guarantee Amount to VTTI Operating no later than the second business day after such failure to pay. Solely as between Vitol and MISC, and without limiting the joint and several obligations of Vitol and MISC under the first sentence of this Section 5.2, Vitol and MISC agree that each of them shall be responsible for 50% of the VTTI Guarantee Amount.

5.3 Breach of Vitol Terminaling Services Agreements by Group Members. If a Vitol Entity terminates a Vitol Terminaling Services Agreement in connection with a breach of such agreement by the Group Member party thereto, the provisions of Section 5.1 shall be inapplicable to that Vitol Terminaling Services Agreement.

ARTICLE VI

TRANSFER OF ATB PHASE 2

6.1 Transfer of the Subject Assets. Each of the Partnership and VTTI Operating hereby agree to cause ATB to transfer to VTTI or any of its designated Affiliates (other than a Group Member) all of ATB’s right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to all infrastructure, equipment, machinery, fixtures, contracts, agreements, permits, licenses and any other assets (collectively, the “Subject Assets”) that are related solely to the development, construction or operation of ATB Phase 2 in exchange for the full and unconditional assumption by VTTI of any and all obligations and liabilities of ATB or any of its Affiliates, known or unknown, with respect to the Subject Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Closing Date, including but not limited to all obligations or liabilities arising from or under Environmental Laws with respect to conditions existing on, before or after the Closing Date.

6.2 Timing of Transfer. Each of VTTI, the Partnership and VTTI Operating agree that the transfer of the Subject Assets shall take place as promptly as reasonably practicable after the Closing Date.

6.3 Revenues, Costs and Expenses Associated with Ownership and Operation of ATB Phase 2. The Parties agree that VTTI shall be entitled to all revenues and shall bear all costs and expenses of every type and character relating, directly or indirectly, to the ownership and operation of ATB Phase 2 from and after the Closing Date.

6.4 Costs and Expenses Associated with Transfer. The Parties agree that VTTI shall bear all costs and expenses of every type and character relating, directly or indirectly, to the transfer of the Subject Assets.

6.5 No Other Transfers. For the avoidance of doubt, no Group Member shall be obligated to transfer any infrastructure, equipment, machinery, fixture, contract, agreement, permit, license or any other asset that is not solely related to ATB Phase 2, including, without limitation, any such asset that is used or useful, whether in whole or in part, in respect of any other aspect of ATB’s business.

ARTICLE VII

MISCELLANEOUS

7.1 Confidentiality.

(a) From and after the Closing Date, each of the Parties shall hold, and shall cause their respective Subsidiaries and Affiliates and its and their directors, officers, employees, agents, consultants, advisors and other representatives (collectively, “Representatives”) to hold, all Confidential Information in strict confidence, with at least the same degree of care that applies to such Party’s confidential and proprietary information and shall not use such Confidential Information and shall not release or disclose such Confidential Information to any other Person, except its Representatives or except as required by applicable law. Each Party shall be responsible for any breach of this section by any of its Representatives.

(b) If a Party receives a subpoena or other demand for disclosure of Confidential Information received from any other Party or must disclose to a Governmental Authority any Confidential Information received from such other Party in order to obtain or maintain any required governmental approval, the receiving Party shall, to the extent legally permissible, provide notice to the providing Party before disclosing such Confidential Information. Upon receipt of such notice, the providing Party shall promptly either seek an appropriate protective order, waive the receiving Party’s confidentiality obligations hereunder to the extent necessary to permit the receiving Party to respond to the demand, or otherwise fully satisfy the subpoena or demand or the requirements of the applicable Governmental Authority. If the receiving Party is legally compelled to disclose such Confidential Information or if the providing Party does not promptly respond as contemplated by this Section 7.1, the receiving Party may disclose that portion of Confidential Information covered by the notice or demand.

(c) Each Party acknowledges that the disclosing Party would not have an adequate remedy at law for the breach by the receiving Party of any one or more of the covenants contained in this Section 7.1 and agrees that, in the event of such breach, the disclosing Party may, in addition to the other remedies that may be available to it, apply to a court for an injunction to prevent breaches of this Section 7.1 and to enforce specifically the terms and provisions of this Section 7.1. Notwithstanding any other section hereof, to the extent permitted by applicable law, the provisions of this Section 7.1 shall survive the termination of this Agreement.

7.2 Choice of Law; Mediation; Submission to Jurisdiction.

(a) This Agreement shall be subject to and governed by the laws of the State of Delaware, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another state. EACH OF THE PARTIES HERETO AGREES THAT THIS AGREEMENT INVOLVES AT LEAST U.S. $100,000.00 AND THAT THIS AGREEMENT HAS BEEN ENTERED INTO IN EXPRESS RELIANCE UPON 6 Del. C. § 2708. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES (i) TO BE SUBJECT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND OF THE FEDERAL COURTS SITTING IN THE STATE OF DELAWARE, AND (ii) TO THE EXTENT SUCH PARTY IS NOT OTHERWISE SUBJECT TO SERVICE OF PROCESS IN THE STATE OF DELAWARE, EACH PARTY CONSENTS TO THE SERVICE OF PROCESS OF ANY SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, AT ITS ADDRESS PROVIDED HEREIN.

(b) If the Parties cannot resolve any dispute or claim arising under this Agreement, then no earlier than 10 days nor more than 60 days following written notice to the other Parties, any Party may initiate mandatory, non-binding mediation hereunder by giving a notice of mediation (a “Mediation Notice”) to the other Parties to the dispute or claim. In connection with any mediation pursuant to this Section 7.2, the mediator shall be jointly appointed by the Parties to the dispute or claim and the mediation shall be conducted in London, United Kingdom unless otherwise agreed by the Parties to the dispute or claim. All costs and expenses of the mediator appointed pursuant to this section shall be shared equally by the Parties to the dispute or claim. The then-current Model ADR Procedures for Mediation of Business Disputes of the International Institute for Conflict Prevention and Resolution, either as written or as modified by mutual agreement of the Parties to the dispute or claim, shall govern any mediation pursuant to this section. In the mediation, each Party to the dispute or claim shall be represented by one or more senior representatives who shall have authority to resolve any disputes. If a dispute or claim has not been resolved within 30 days after the receipt of the Mediation Notice by a Party, then any Party to the dispute or claim may refer the resolution of the dispute or claim to litigation.

(c) Subject to Section 7.2(b), each Party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement, whether in tort or contract or at law or in equity, exclusively in any federal or state courts located in Delaware and (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over it and (iv) agrees that, to the fullest extent permitted by law, service of process upon it may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address specified in Section 7.3. The foregoing consents to jurisdiction and service of process shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided herein and shall not be deemed to confer rights on any Person other than the Parties.

7.3 Notice. All notices or requests or consents provided for by, or permitted to be given pursuant to, this Agreement must be in writing and must be given by e-mail or United States mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by facsimile to such Party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by e-mail shall be effective upon actual receipt if received during the recipient’s normal business hours or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this Agreement shall be sent to or made at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 7.3.

If to VTTI or the Selling Unitholder:

K.P. van der Mandelelaan 130

3062 MB Rotterdam, The Netherlands

Attn: Management Board

If to Vitol:

Martank B.V.

K.P. van der Mandelelaan 130

3062 MB Rotterdam, the Netherlands

Fax: +31 10 453 1663

Attn: the Management Board

If to MISC:

MTTI Sdn. Bhd.

Level 25, Menara Dayabumi,

Jalan Sultan Hishamuddin

50050 Kuala Lumpur

Malaysia

Attn: General Counsel

If to any Group Member:

VTTI Energy Partners LP

c/o VTTI Energy Partners GP LLC, its General Partner

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

Attn: Chief Financial Officer

7.4 Entire Agreement. This Agreement constitutes the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

7.5 Termination of Agreement. This Agreement, other than the provisions set forth in Article II hereof, may be terminated (a) by the written agreement of all of the Parties or (b) by the Partnership immediately upon a Partnership Change of Control by written notice given to the other Parties to this Agreement. For the avoidance of doubt, the Parties’ indemnification obligations under Article II shall, to the fullest extent permitted by law, survive the termination of this Agreement in accordance with their respective terms.

7.6 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the Parties; provided, however, that the Partnership may not, without the prior approval of the Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of the General Partner, would be adverse in any material respect to the holders of Common Units. Each such instrument shall be reduced to writing and shall be designated on its face an “Amendment” or an “Addendum” to this Agreement.

7.7 Assignment. No Party shall have the right to assign its rights or obligations under this Agreement without the consent of the other Parties; provided, however, that the Partnership Group may make a collateral assignment of this Agreement solely to secure financing for the Partnership Group.

7.8 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document and shall be construed together and shall constitute one and the same instrument.

7.9 Severability. If any provision of this Agreement shall be held invalid or unenforceable by a court or regulatory body of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect.

7.10 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

7.11 Rights of Limited Partners. The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no Limited Partner or other interest holder of the Partnership shall have the right, separate and apart from the Partnership, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties to this Agreement have caused it to be duly executed as of the date first above written.

VTTI B.V.

By	/s/ Robert M.W.J.C. Nijst
Name: Robert M.W.J.C. Nijst
Title: Director

VTTI MLP Partners B.V.

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Management Board Member

VTTI Energy Partners GP LLC

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Chief Financial Officer

VTTI Energy Partners LP By: VTTI Energy Partners GP LLC, its generally partner

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Chief Financial Officer

VTTI MLP Holdings Ltd

By	/s/ Robert M.W.J.C. Nijst
Name: Robert M.W.J.C. Nijst
Title: Director

VTTI MLP B.V.

By	/s/ Rubel Yilmaz
Name: Rubel Yilmaz
Title: Director

[Signature Page to Omnibus Agreement]

Vitol Holding B.V.

By	/s/ G.R. Skern
Name: G.R. Skern
Title: Managing Director

MISC Berhad

By	/s/ Yee Yang Chien
Name: Yee Yang Chien
Title: Chief Operating Officer

[Signature Page to Omnibus Agreement]

SCHEDULE A

GUARANTEES

Terminal	Vitol Terminaling Services Agreement	Vitol Terminaling Services Agreement Expiration Date	Guarantee Period Expiration Date
Amsterdam	Contract for the Storage and Handling of Gasoil and Gasoil Components, dated as of August 1, 2012, between EuroTank Amsterdam BV and Vitol S.A., amended by Amendment Agreement, dated as of March 1, 2013, between EuroTank Amsterdam BV and Vitol S.A.	July 31, 2014	June 30, 2019

Amsterdam	Gasoil Storage Agreement, dated as of August 15, 2009, between EuroTank Amsterdam BV and Vitol S.A., amended by Amendment Agreement, dated as of February 1, 2011, between EuroTank Amsterdam BV and Vitol S.A.	July 31, 2014	June 30, 2019

Amsterdam	Storage and Handling Contract, dated as of January 1, 2011, between EuroTank Amsterdam BV and Vitol S.A.	December 31, 2015	June 30, 2019

Antwerp	Term Storage Contract, dated as of August 15, 2010, between Antwerp Terminal and Processing Company and Vitol S.A.	January 12, 2015	June 30, 2017

Antwerp	Term Storage Contract, dated as of August 15, 2010 between Antwerp Terminal and Processing Company and Vitol S.A.	September 15, 2015	June 30, 2017

Antwerp	Term Storage Contract, dated as of September 17, 2010 between Antwerp Terminal and Processing Company and Vitol S.A., as amended by Amendment Agreement, dated as of March 26, 2012 between Antwerp Terminal and Processing Company and Vitol S.A., as amended by Amendment II, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A., as amended by Amendment III, dated as of May 29, 2012, between Antwerp Terminal and Processing Company and Vitol S.A.	September 15, 2015	June 30, 2017

Rotterdam	Storage Contract, dated as of March 31, 2011 between Euro Tank Terminal BV and Vitol S.A.	March 31, 2014	June 30, 2019

Rotterdam	Storage Contract, dated as of July 5, 2012, between Euro Tank Terminal BV and Vitol S.A.	March 30, 2015	June 30, 2019

Schedule A-1

Rotterdam	Storage Contract, dated as of September 29, 2011, between Euro Tank Terminal BV and Vitol S.A.	December 31, 2016	June 30, 2019

Rotterdam	Storage Contract, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A.	January 31, 2017	June 30, 2019

Rotterdam	Storage Contract, dated as of September 30, 2011, between Euro Tank Terminal BV and Vitol S.A.	March 31, 2017	June 30, 2019

Rotterdam	Storage Contract, dated as of September 29, 2011, between Euro Tank Terminal BV and Vitol S.A.	March 31, 2017	June 30, 2019

Seaport Canaveral	Terminalling Services Contract, dated as of February 1, 2010 between Seaport Canaveral, Corp. and Vitol Inc.	January 31, 2015	June 30, 2017

Fujairah	Storage Contract, dated as of July 1, 2011, between VTTI Fujairah Terminals Ltd. Fzc and Vitol Bahrain E.C.	September 15, 2015	June 30, 2019

Schedule A-1

SCHEDULE B

KNOWN ENVIRONMENTAL LOSSES

1.	Long-term liabilities assumed pursuant to the Share Purchase Agreement between Universal Holding NV, Petroplus International B.V., Eurotank Belgium B.V. and VTTI dated October 23, 2009, relating to environmental remediation required in connection with Openbare Viaamse Afvalstoffen Maatschappij’s (“OVAM”) and/or the Environmental Minister’s requirements relating to and under the Orienterend and Beschrijvend Bodern Onderzoek (Orientating and Descriptive Soil Remediation Plan) and the Bodem Sanerings Plan (Soil Remediation Plan) submitted by Universal Holding NV and Petropus International B.V. to OVAM.

2.	Long-term liabilities assumed pursuant to the Bodemsaneringsovereenkomst (Soil Remediation Agreement) between Europoint Terminals Netherland B.V. and the Municipality of Amsterdam (representing the Municipal Harbor Company of Amsterdam) dated January 22, 2004 (with an addendum signed on March 31, 2004), relating to environmental remediation required in connection with two contaminated parcels of land leased by Europoint and located in the Amsterdam harbor.

Schedule B-1